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HEMINGER, PEGGY C.
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FROM:                Conner, W. Thomas
SENT:                Friday, August 28, 2015 3:33 PM
TO:                  'Oh, Min S.'
CC:                  Heminger, Peggy C.
SUBJECT:             FW: Class O final comment


Mr. Oh:

Following up on our recent conversation, Met agrees with your final comment, with slight revisions to make the disclosure more prominent and to make parallel the newly-added disclosure in the "Managing Your Withdrawals" section. The language is set forth below.

We would like to take the liberty of assuming the staff agrees with this approach unless we hear back from you before you leave the office this afternoon, since as you know, we are behind several days on the printing schedule already.

Best regards,

/s/ Thomas W. Conner
--------------------
Tom

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FROM: Towers, John [mailto:jtowers@metlife.com]
                    --------------------------
SENT: Friday, August 28, 2015 3:28 PM
TO: Conner, W. Thomas; Heminger, Peggy C.
CC: Abate, Michele; Richards, John
SUBJECT: Class O final comment

Here is the inserted text for the end of the second paragraph of Summary of the GLWB (I made it its own sentence rather than a parenthetical):

The Benefit Base will be reduced for any withdrawal prior to the Lifetime Withdrawal Age or any Excess Withdrawal (and any subsequent withdrawals in the Contract Year that an Excess Withdrawal occurs). If your contract is issued while the Minimum Issue Age is greater than the Lifetime Withdrawal Age, withdrawals prior to the Lifetime Withdrawal Age are only possible if you die and your spouse is younger than the Lifetime Withdrawal Age and continues the contract and the GLWB under Spousal Continuation (see "Managing Your Withdrawals" and "Spousal Continuation" below). In any event, withdrawals under the GLWB rider will reduce your Account Value and death benefits.

  John B. Towers | MetLife Law Department | One Financial Center | Boston, MA
        02111 | (t) 203.316.8888 (f) 212.448.8334 | jtowers@metlife.com
                                                    -------------------

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